File No. 811-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  DWS Floating Rate Opportunities Fund, Inc.

Address of Principal Office (No. & Street, City, State, Zip Code):

345 Park Avenue
New York, NY 10154

Telephone Number (including area code):	(212) 454-7190

Name and address of agent for service of process:

John Millette, Secretary
One Beacon Street
Boston, MA 02108

Copy to:
David A. Sturms, Esq.
Cathy G. O’Kelly, Esq.
Vedder Price P.C.
222 North LaSalle Street
Chicago, IL 60601

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES	☒	NO	☐

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and the state of New York on the 7th day of June, 2010.

DWS Floating Rate Opportunities Fund, Inc.

By:	/s/Michael G. Clark
Michael G. Clark
Director, President and Chief Executive Officer

Attest:

/s/Paul H. Schubert
Paul H. Schubert
Treasurer and Chief Financial Officer